

Mail Stop 4720

November 5, 2009

Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70, Floor C27
D-60486 Frankfurt am Main
Federal Republic of Germany

> **RE:** **Deutsche Bank Aktiengesellschaft**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed March 24, 2009**
> **File No. 1-15242**

Dear Mr. Krause,

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant